Exhibit 99.1
Operating and Financial Review and Prospects

OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations
In December 2019, a novel strain of coronavirus known as COVID-19 (“COVID-19”) surfaced in Wuhan, China, and was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects may be material. The Company could be negatively affected if personnel including management and personnel at its operations are quarantined as the result of, or in order to avoid, exposure to a contagious illness. In addition, the Chinese market is a significant source of global demand for the commodities we sell and it may have a significant effect on commodity prices and demand and potentially broader impacts on our supply chain or the global economy, which could have a material adverse effect on our cash flows, earnings, results of operations and financial position. While governmental agencies and private sector participants will seek to mitigate the adverse effects of this coronavirus, which may include such measures as heightened sanitary practices, telecommuting, quarantine, curtailment or cessation of travel, and other restrictions, and the medical community is seeking to develop vaccines and other treatment options, the efficacy of such measures is uncertain.  We are not now able to determine fully the extent to which COVID-19 will impact our business activity or financial results, which will depend on future developments that are highly uncertain and cannot be predicted fully.

Please refer to “Item 4 - Information about the Company - Business Overview - COVID 19” to our Annual Report on Form 20-F for year ended December 31, 2019 (hereafter the "Form 20-F"), for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risks related to Argentina — The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations.” and “Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses” in the Form 20-F.

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.
The following table sets forth our average crop, rice and sugarcane yields per hectare as of June 30 for the harvest year periods indicated:

	2019/2020	2018/2019	% Change
	Harvest Year (1)	Harvest Year (1)	2019/2020 - 2018/2019
Corn (2)	6.2	7.6	(18.4)%
Soybean	2.7	3.2	(15.6)%
Soybean (second harvest)	2.0	1.5	33.3%
Wheat (3)	3.2	2.9	10.3%
Peanut	3.4	3.2	6.3%
Sunflower	1.9	1.6	18.8%
Rice	6.7	5.9	13.6%
Sugarcane	75.2	85.0	(11.5)%

(1)The table above sets forth current yields in respect of harvest years as of June 30. The portion of harvested area completed as of June 30, 2020 was 61.6% for corn, 100% for soybean first harvest, 96% for soybean second harvest, 100% for wheat, 95% for peanut, 100% for sunflower and 100% for rice. The portion of harvested area completed as of June 30, 2019 was 34.3% for corn, 100% for soybean first harvest, 93.9% for soybean second harvest, 100% for wheat, 73.5% for peanut, 100% sunflower and 100% for rice.
(2) Includes sorghum and chia.
(3) Includes barley, rye, oats and chickpea.

(ii) Effects of Fluctuations in Production Costs
We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (vi) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iii) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuations. For example, between January 1, 2020 and June 30, 2020, ethanol prices decreased by 19.8%, according to Escuela Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, sugar prices decreased by 11.8%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2020 to June 30, 2020, soybean prices decreased by 6.2%, and corn prices decreased by 12.7%. Commodity price fluctuations impact our statement of income as follows:

•Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•Sales of manufactured products and agricultural produce to third parties.
The following graphs show the spot market price of some of our main products since March 31, 2015 to June 30, 2020, highlighting the periods from January 1 to June 30, 2019 and January 1 to June 30, 2020:

(iv) Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.
The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area
Our results of operations also depends on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and six to seven years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after it´s harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Six-month period ended June 30,
	2020	2019	Change (%)
	(Hectares)
Crops (1)	161,700	153,572	5.3%
Rice	41,544	40,417	2.8%
Sugar, Ethanol and Energy	172,452	163,391	5.5%

(1) Does not include second crop area or forage.

The increase in sugar, ethanol and energy production area in 2020 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year. The increase in crop and rice production area during the six-month period ended June 30, 2020 compared to 2019 was mainly driven by the increase in leased hectares.

(vi) Effect of Acquisitions, dispositions and land transformation
Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors” in our Form 20-F.
The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.
Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During the six-month period ended June 30, 2020 we sold a plot of one farm in Argentina, "Abolengo", for a total consideration of $12.1 million for 812 hectares.

(vii) Macroeconomic Developments in Emerging Markets
We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

Please refer to “Item 4 - Information about the Company - Business Overview - COVID 19” in the Form 20-F, for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risk related to Argentina — The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” in our Form 20-F.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. Since December 2015, the only product that had remained subject to export taxes was soybean and its derivatives. However, in September 2018 due to economic volatility, the government imposed a 12% export tax on all goods exported from Argentina. A 12% export tax was imposed on the FOB export price of “primary product” goods (including agricultural goods), subject to a cap of four pesos (ARS 4) per U.S. dollar of the corresponding tax value or official FOB price for primary product goods. For all other products, the cap amount was fixed at three pesos (ARS 3) per U.S. dollar of the corresponding tax value or official FOB price. In December 2019, after a change in the Argentine government administration, export taxes were adjusted as per the following table:

Product	Export tax	Cap per dollar exported
Soybean and derivatives	33%	—
Corn	12%	—
Wheat	12%	—
Peanut	7%	—
Sunflower	5%	—
Cotton	5%	—
Rice	5%	—
UHT Milk	12%	$3/usd
Powder Milk	9%	—
Cheese	12%	$3/usd

        As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations
Each of our Argentine, Brazilian and Uruguayan subsidiaries use local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated to local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.
As of June 30, 2020, the Peso-U.S. dollar exchange rate was Ps. 70.46 per U.S. dollar as compared to Ps. 42.46 per U.S. dollar as of June 30, 2019. As of June 30, 2020, the Real-U.S. dollar exchange rate was R$5.46 per U.S. dollar as compared to R$3.85 per U.S. dollar as of June 30, 2019.
The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since June 30, 2015 to June 30, 2020, highlighting the periods January 1 to June 30, 2019 and January 1 to June 30, 2020:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.
Since the outbreak of the COVID-19 pandemic, the Brazilian real depreciated 28.8% against the US Dollar, and we cannot predict the future effects on Exchange rates. Please refer to “Item 4 - Information about the Company - Business Overview - COVID 19", for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risk related to Argentina —We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations" in our Form 20-F.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell most of our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

(xi) Capital Expenditures and Other Investments
Our capital expenditures during the last two years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities in concordance to our five year plan. Capital expenditures (including both maintenance and expansion) totaled $98.8 million for the six-month period ended June 30, 2020 in comparison to $177.3 million in the same period of 2019. See also “—Capital Expenditure Commitments.”
For 2020, the Company is revising most of its planned capital expenditures due to macroeconomic volatility generated by COVID-19 pandemic. Please refer to Item 4 - Information about the Company - Business Overview - COVID 19, for additional information concerning the COVID 19 pandemic. See also Item 3 - Risk Factors - “The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations.” And ‘Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses" in our Form 20-F.

(xii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2020 in each of the countries in which we operate:

Tax Rate (%)
Argentina(1)	30
Brazil(2)	34
Uruguay	25
____________

(1) During 2017, the Argentine Government introduced changes in the income tax law. Under the new law, the income tax rate will be reduced to 30% or the years 2018 to 2020, and to 25% from 2021 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 to 2020, and 13% from 2021 onwards.
(2) Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 33 to the Audited Consolidated Financial Statements included in our Form 20-F, except for the adoption of IFRS 16. (See Note 29 of our Interim Financial Statements as of June 30, 2020).

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet the specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ business is comprised of four reportable segments:

▪The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanut, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

▪The Company’s ‘Dairy’ segment consists of the production and sale of raw milk; and industrialized products, including UHT, cheese and powder milk among others;

▪The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

In order to evaluate the economic performance of businesses on a monthly basis, results of operations are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the US dollar each month in Argentine subsidiaries. These already converted figures are subsequently not readjusted and reconverted. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

Key financial and operating data for the six-month periods ended June 30, 2020 and 2019

The following table presents selected financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of June 30, 2020 and 2019, we have not yet completed the 2019/2020 harvest year crops and 2018/2019 respectively. The harvested tons presented correspond to the harvest completed as of June 30, 2020 and June 30, 2019.

	Six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	Change (%)
	(In thousands of $)
Sales
Farming Business	204,871	168,149	21.8%
Crops	83,979	75,656	11.0%
Soybean (1)	28,675	18,397	55.9%
Corn (2)	25,079	35,529	(29.4)%
Wheat (3)	6,670	9,006	(25.9)%
Peanut	16,729	4,541	268.4%
Sunflower	5,128	3,812	34.5%
Other crops(4)	3,261	1,661	96.3%
Adjustments(5)	(1,563)	2,710	(157.7)%
Rice(6)	56,938	60,318	(5.6)%
Dairy (7)	63,386	31,339	102.3%
All other segments (8)	568	836	(32.1)%
Sugar, Ethanol and Energy Business	133,111	219,452	(39.3)%
Sugar	34,905	37,423	(6.7)%
Ethanol	83,163	155,261	(46.4)%
Energy	14,991	26,518	(43.5)%
Other (9)	52	250	(79.2)%
Total	337,982	387,601	(12.8)%
Land Transformation (10)	2,084	1,354	53.9%

	2019/2020	2018/2019
	Harvest Year (11) (Unaudited)	Harvest Year (11) (Unaudited)	Chg (%)
Production
Farming Business
Crops (tons)(12)	613,715	480,714	27.7%
Soybean (tons)	180,220	187,535	(3.9)%
Corn (tons) (2)	262,427	136,168	92.7%
Wheat (tons) (3)	104,188	114,034	(8.6)%
Peanut (tons)	53,371	36,517	46.2%
Sunflower (tons)	12,652	5,937	113.1%
Cotton Lint (tons)	857	523	63.9%
Rice (13) (tons)	278,348	239,223	16.4%

	Six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	Chg (%)
Processed rice (14) (tons)	177,640	150,902	17.7%
Dairy (15) (thousand liters)	66,182	55,469	19.3%
Processed milk (16) (thousand liters)	133.614	40.997	225.9%
Sugar, Ethanol and Energy Business
Sugar (tons)	206,969	131,547	57.3%
Ethanol (cubic meters)	181,553	320,649	(43.4)%
Energy (MWh)	254,864	383,347	(33.5)%
Land Transformation Business (hectares traded)	812	6,080	(86.6)%

	2019/2020	2018/2019
	Harvest Year (Unaudited)	Harvest Year (Unaudited)	Chg (%)
	(Hectares)
Planted Area
Farming Business (17)
Crops	202,725	191,822	5.7%
Soybean	73,762	73,310	0.6%
Corn (2)	61,677	47,854	28.9%
Wheat (3)	32,799	40,210	(18.4)%
Peanut	16,814	15,479	8.6%
Sunflower	6,818	3,825	78.2%
Cotton	4,461	5,316	(16.1)%
Forage	6,393	5,828	9.7%
Rice	41,544	40,417	2.8%
Total Planted Area	244,269	232,239	5.2%
Second Harvest Area	34,632	32,422	6.8%
Leased Area	97,366	86,308	12.8%
Owned Croppable Area (18)	105,878	107,681	(1.7)%

	2020	2019	Chg (%)
Sugar, Ethanol and Energy Business
Sugarcane plantation	172,452	163,391	5.5%
Owned land	8,748	8,748	—
Leased land	163,704	154,643	5.9%

(1) Includes soybean, soybean oil and soybean meal.
(2) Includes sorghum and chia.
(3) Includes barley, rye, oats and chickpea.
(4) Includes seeds and farming services.
(5) Accumulated adjustment of Hyperinflation accounting translation for our Crops segment sales.
(6) Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(7) Includes sales of energy from our bio digester, which produces biogas from effluents of our cows.
(8) All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.
(9) Includes operating leases and other services.
(10) Represents capital gain from the sale of land.
(11) The table reflects the production in respect of harvest years as of June 30.
(12) Crop production does not include 87,692 tons and 193,358 tons of forage produced as of June 30, in the 2019/2020 and 2018/2019 harvest years, respectively.
(13) Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(14) Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(15) Raw milk produced at our dairy farms.
(16) Own and third parties raw milk processed in our industrial facilities of Morteros and Chivilcoy.
(17) Includes hectares planted in the second harvest.
(18) Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Six-month period ended June 30, 2020 as compared to six-month period ended June 30, 2019
The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
	(In thousands of $ )
Sales of goods and services rendered	337,983	387,601
Cost of goods sold and services rendered	(270,243)	(293,195)
Initial recognition and Changes in fair value of biological assets and agricultural produce	54,780	51,468
Changes in net realizable value of agricultural produce after harvest	5,173	(2,602)
Margin on manufacturing and agricultural activities before operating expenses	127,693	143,272
General and administrative expenses	(24,871)	(29,616)
Selling expenses	(40,481)	(48,133)
Other operating income / (expense), net	12,703	(8,682)
Profit from operations before financing and taxation	75,044	56,841
Finance income	6,223	4,765
Finance costs	(193,243)	(64,406)
Other financial results - Net gain of inflation effects on the monetary items	25,676	42,016
Financial results, net	(161,344)	(17,625)
(Loss) / Profit before income tax	(86,300)	39,216
Income tax benefit / (expense)	19,795	(18,189)
(Loss) / Profit for the period	(66,505)	21,027

Sales of Goods and Services Rendered

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2020 (Unaudited)	83,979	56,938	63,386	568	133,112	337,983
2019 (Unaudited)	75,656	60,318	31,339	836	219,452	387,601

Sales of goods and services rendered decreased 12.8%, from $387.6 million during the six-month period ended June 30, 2019 to $338.0 million during the same period in 2020, primarily as a result of:

• A $86.3 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 26.9% decrease in the volume of sugar and ethanol sold, measured in TRS(*), from 658.0 thousand tons during the six-month period ended June 30, 2019 to 481.0 thousand tons during the same period in 2020, (ii) a 20.3% decrease in sugar price, from $305.8 per ton during the six-month period ended June 30, 2019 to $243.9 per ton during the same period in 2020, (iii) a 14.4% decrease in ethanol price, from $495.8 per m3 during the six-month period ended June 30, 2019 to $424.5 per m3 during the six-month period ended June 30, 2019; and (iv) a 36.5% decrease in the price of energy, from $61 per MWh during the six-month period ended June 30, 2019 to $38.9 per MWh during the same period in 2020.

The decrease in volume of sugar and ethanol sold measured in TRS was mainly due to (i) a 21.6% decrease in milling, from 5.4 million tons during the six-month period ended June 30, 2019 to 4.2 million tons during the same period in 2020, mainly explained by (a) a 15.6% decrease in effective milling days due to an increase in rainy days in Mato Grosso do Sul region; and (b) a 7.0% decrease in daily milling for the six-month period ended June 30, 2020 compared to the same period in 2019, due to our decision of reducing milling pace amid decrease in economic activity due to the covid-19 pandemic during April and May in Brazil which impacted ethanol demand, (ii) a 4.0% decrease in TRS content of our sugarcane, from 122.1 kilograms per ton of sugarcane during the six-month period ended June 30, 2019 to 117.2 kilograms per ton of sugarcane during the same period in 2020, mainly explained by our decision, which also impacts on sugarcane harvested yields, of securing cane availability for the year, thus, harvesting hectares with low productive potential, allowing the sugarcane with the highest potential to grow further and recover from adverse weather conditions suffered in 2019.

The following chart sets forth the variables that determine our Sugar and Ethanol sales:

(*) On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms.

The following chart sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Six-month period ended June 30,
	2020	2019	Change %	2020	2019	Change %	2020	2019	Change %
	(Unaudited)
	(In millions of $)			(In thousands units)			(In dollars per unit)
Ethanol (M3)	83.2	155.3	(46.4)%	196.0	313.2	(37.4)%	424.5	495.8	(14.4)%
Sugar (tons)	34.9	37.4	(6.7)%	143.1	122.3	17.0%	243.9	305.8	(20.2)%
Energy (MWh)	15.0	26.5	(43.4)%	385.3	434.5	(11.3)%	38.9	61.0	(36.2)%
Others	0.1	0.3	(66.7)%
Total	133.1	219.5	(39.4)%

•A $3.4 million decrease in our Rice segment, mainly explained by (i) a 34.7% decrease in sales of By-products, from $12.1 million during the six-month period ended June 30, 2019, to $7.9 million during the same period in 2020, mainly explained by a 6.8 thousand tons decrease in inventories of broken rice during the six-month period ended June 30, 2019, compared to a 1.4 thousand tons increase in inventories of broken rice during the same period in 2020; and (ii) a positive impact of $1.2 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2019 compared to a negative impact of $0.9 million during the same period in 2020.

This decrease was partially offset by (i) a 4.1% increase in the price of white rice sold, from $422.8 per ton during the six-month period ended June 30, 2019 to $440.3 per ton during the same period in 2020; and (ii) a 2.1% increase in the volume of white rice sold, from 111.2 thousand tons during the six-month period ended June 30, 2019 to 113.5 thousand tons during the same period in 2020

This was partially offset by:

•A $32.0 million increase in our Dairy segment mainly caused by (i) a 157.9% increase in volume of dairy products sold such as UHT milk, powder milk, cheese, etc., measured in liters of fluid milk equivalent, from 57.9 million liters during the six-month period ended June 30, 2019 to 149.3 million liters during the same period in 2020. The increase in the volume of milk sold is mainly explained by an increase of 19.3% of fluid milk production in our own free-stalls, due to a 19.6% increase in the number of cows, from 8,665 average heads during the six-month period ended June 30, 2019 to 10,363 average heads during the same period in 2020, coupled with 8.9 million liters of third parties fluid milk purchases that were processed in our industrial facilities during the six-month period ended June 30, 2019, compared to 67.2 million liters purchased during the same period in 2020.

This increase was partially offset by a 15.2% decrease in average milk selling prices, from $0.51 per liter of fluid milk equivalent during the six-month period ended June 30, 2019 to $0.44 per liter during the same period in 2020, explained by lower commodity prices.

•A $8.3 million increase in our Crops segment mainly driven by (i) an increase in volume of peanut sold, from 5.2 thousand tons of industrialized peanut during the six-month period ended June 30, 2019, to 16.3 thousand tons of industrialized peanut during the same period in 2020, (ii) a 52.2% increase in the volume of soybean sold, from 76.4 thousand tons during the six-month period ended June 30, 2019, to 116.3 thousand tons during the same period in 2020.

The increase in the volume of peanut sold is mainly explained by, (i) a 3.7 thousand tons increase in inventories of industrialized peanut during the six-month period ended June 30, 2019, compared to a decrease of industrialized peanut in inventories of 3.2 thousand tons during the same period in 2020, (ii) a higher planted area, from 15.5 thousand hectares during the six-month period ended June 30, 2019, to 16.8 thousand hectares during the same period in 2020; and (iii) a 4.5% increase in peanut yields, from 3.2 tons per hectares during the six-month period ended June 30, 2019, to 3.4 tons per hectares during the same period 2020. Furthermore, the increase in the volume of soybean sold is mainly due to, (i) a 108.9 thousand tons increase in inventories during the six-month period ended June 30, 2019, compared to an increase in inventories of 75.4 thousand tons during the same period in 2020; and (ii) 14.6 thousand tons commercialized from third parties in the period ended June 30 2020 compared to null in the same period of 2019.

This increase was partially offset by (i) a 27.6% decrease in the volume of corn sold, from 234.8 thousand tons during the six-month period ended June 30, 2019, to 170.1 thousand tons during the same period in 2020, mainly explained by a 6.9 thousand tons decrease in inventories during the six-month period ended June 30, 2019, to a 66.0 increase in inventories during the same period in 2020; and (ii) a positive impact of $2.7 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2019 compared to a negative impact of $1.6 million during the same period in 2020.

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Six-month period ended June 30,
	2020	2019	Chg %	2020	2019	Chg %	2020	2019	Chg %
	(Unaudited)
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	28.7	18.4	56.0%	116.3	76.4	52.2%	246.8	240.8	2.5%
Corn (1)	25.1	35.5	(29.3)%	170.1	234.8	(27.6)%	147.6	151.2	(2.4)%
Wheat (2)	6.7	9.0	(25.6)%	37.0	46.1	(19.7)%	181.0	195.2	(7.3)%
Peanut	16.7	4.5	271.1%	16.3	5.2	213.5%	1027.2	861.7	19.2%
Others	8.4	5.5	52.7%
Adjustments	(1.6)	2.7	(159.3)%
Total	84.0	75.7	11.0%

(1) Includes sorghum, popcorn.
(2) Includes barley, oats and chickpea.

Cost of Goods and Services Rendered

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2020 (Unaudited)	(78,645)	(44,353)	(55,576)	(365)	(91,304)	(270,243)
2019 (Unaudited)	(76,326)	(45,090)	(27,788)	(566)	(143,425)	(293,195)
In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss has already been recognized.
In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy, white rice, processed milk and peanut), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.

Cost of manufactured products sold and services rendered decreased 7.8%, from $293.2 million during the six-month period ended June 30, 2019 to $270.2 million during the same period in 2020. This decrease was primarily due to:

•a $52.1 million decrease in our Sugar, Ethanol and Energy segment, mainly due to (i) the 26.9% decrease in the volume of sugar and ethanol sold measured in TRS; and (ii) a 12.9% lower unitary cost in dollar terms, mostly explained by the depreciation of the Brazilian Real.

•a $0.7 million decrease in our Rice segment, mainly due to (i) a decrease in costs in dollar terms explained by the depreciation of the Argentine Peso, (ii) a reduction in sales of by-products, partially offset by an increase in the volume of white rice sold.

Partially offset by:

•a $27.8 million increase in our Dairy segment, explained by increase in volume of processed milk sold by our new industrial facilities in Morteros and Chivilcoy, partially offset by lower unitary cost of raw milk, from $0.34 per liter during the six-month period ended June 30, 2019, to $0.29 per liter during the same period in 2020.

•a $2.3 million increase in our Crops segment, mainly due to the increase in Sales of Goods and Services Rendered, which includes a higher mix of industrialized products such as peanut in 2020 when compared to the same period of 2019.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2020 (Unaudited)	23,545	16,906	6,505	(309)	8,133	54,780
2019 (Unaudited)	23,992	15,485	5,906	(157)	6,242	51,468

Initial recognition and changes in fair value of biological assets and agricultural produce increased 6.4%, from $51.5 million during the six-month period ended June 30, 2019 to $54.8 million during the same period in 2020. The increase was mainly due to:

•A $1,9 million increase in our Sugar, Ethanol and Energy segment from a gain of $6.2 million during the six-month period ended June 30, 2019 (of which $2.9 million were unrealized gains) to a gain of $8.1 million during the same period in 2020 (which includes $8 million of unrealized gains). This increase was mainly due to:
- A $5.2 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a gain of $2.8 million during the six-month period ended June 30, 2019 to a gain of $7.9 million in the same period in 2020, mainly by the decision of leaving the sugarcane grow and a stabilization in projected yields.

Partially offset by:

- A $3.2 million decrease in the recognition at fair value less cost to sell of harvested sugarcane, from a gain of $3.4 million during the six-month period ended June 30, 2019 to a gain of $0.2 million during the same period in 2020 due to lower sugar and ethanol prices.

•A $1.4 million increase in our Rice segment, from $15.5 million during the six-month period ended June 30, 2019 to $16.9 million during the same period in 2020. This increase is due to:
- A $3.0 million increase in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from $14.7 million during the six-month period ended June 30, 2019 (of which $5.3 million were realized) to $17.7 million during the same period in 2020 (of which $9.6 million were realized), mainly explained by lower costs in dollar terms, as a result of the depreciation of the Argentine peso resulting in higher margins.

Partially offset by:

- A positive impact of $0.7 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2019 compared to a negative impact of $0.8 million during the same period in 2020.

•a $0.6 million increase in our Dairy segment, mainly due to the increase in the recognition at fair value less cost to sell of fluid milk, from $5.9 million during the six-month period ended June 30, 2019 (of which $7.3 million were realized) to $6.5 million during the same period in 2020 (of which $9.5 million were realized), mainly due to:

- A $2.2 million increase in the recognition at fair value less cost to sell of realized production, from $7.3 million during the six-month period ended June 30, 2019 to $9.5 million in the same period in 2020, mainly due to a 19.6% increase in milking cows, from 8,665 average heads during the six-month period ended June 30, 2019 to 10,363 average heads during the same period in 2020, and partially offset by lower milk selling prices, from $0.31 per liter during the six-month period ended June 30, 2019 to $0.30 per liter for the same period in 2020.

Partially offset by:

- A $0.9 million decrease in the recognition at fair value less cost to sell of unrealized production, from a loss of $1.8 million during the six-month period ended June 30, 2019 to a loss of $2.7 million in the same period in 2020, mainly due to lower valuation of our cow herd.

- A positive impact of $0.4 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2019 compared to a negative impact of $0.3 million during the same period in 2020.

These positive effects were partially offset by:

•A $0.4 million decrease in our Crops segment from $24.0 million during the six-month period ended June 30, 2019 (of which $5.0 million were realized gains) to $23.5 million during the same period in 2020 (of which $10.2 million were realized gains). This decrease is primarily due to:

- A decreased $4.8 million in the recognition at fair value less cost to sell of non-harvested crops, from a gain of $3.4 million during the six-month period ended June 30, 2019 to a loss of $1.4 million during the same period in 2020, mainly due to lower corn prices.

Partially offset by:
- The recognition at fair value less cost to sell of harvested crops at the point of harvest, increased $6.9 million, from a gain of $18.9 million during the six-month period ended June 30, 2019 to a gain of $25.8 million during the same period in 2020, mainly due to higher peanut prices, coupled with higher peanut yields, and partially offset by lower corn prices at the point of harvesting.
- A positive impact of $1.7 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2019 compared to a negative impact of $0.8 million during the same period in 2020.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2020 (Unaudited)	5,174	—	(1)	—	—	5,173
2019 (Unaudited)	(2,602)	—	—	—	—	(2,602)

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports.

Changes in net realizable value of agricultural produce after harvest increased from a loss of $2.6 million during the six-month period ended June 30, 2019 to a gain of $5.2 million during the same period in 2020, as a result of higher increase in soybean and corn prices which impacted in a higher fair value during the six-month period ended June 30, 2020, compared to a lower fair value of our crops held in inventories during the same period in 2019.

General and Administrative Expenses

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2020 (Unaudited)	(2,954)	(3,158)	(2,269)	(58)	(7,769)	(8,663)	(24,871)
2019 (Unaudited)	(2,612)	(3,620)	(1,993)	(93)	(11,452)	(9,846)	(29,616)

Our general and administrative expenses decreased 16.0%, from $29.6 million during the six-month period ended June 30, 2019 to $24.9 million during the same period in 2020. This decrease is explained by:

•a $3.7 million decrease in the Sugar, Ethanol and Energy segment, due to Brazilian Real depreciation as well as savings due to our cost reduction initiatives.

•a $1.2 million decrease in Corporate, due to (i) a negative impact of $0.5 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2019 compared to a positive impact of $0.3 million during the same period in 2020, (ii) a reduction in travel expenses; and (iii) the depreciation of the Argentine Peso.

•a $0.5 million decrease in the Rice segment, mainly explained by a negative impact of $0.2 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2019 compared to a positive impact of $0.1 million during the same period in 2020, coupled with the depreciation of the Argentine Peso.

Selling Expenses

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2020 (Unaudited)	(9,163)	(7,782)	(6825)	(53)	(16,535)	(123)	(40,481)
2019 (Unaudited)	(4,036)	(13,266)	(2125)	(84)	(28,365)	(257)	(48,133)

Selling expenses decreased 15.9%, from $48.1 million during the six-month period ended June 30, 2019 to $40.5 million during the same period in 2020. This decrease is explained by:

•a $11.8 million decrease in the Sugar, Ethanol and Energy segment, due to the decrease in ethanol sales in the domestic market coupled with lower sugar freight costs and lower tax in line with the lower ethanol sales.

•a $5.5 million decrease in the Rice segment, due to lower export taxes in export market sales, in dollar terms as a result of the depreciation of the Argentine peso.

Partially offset by:

•a $5.1 million increase in our Crops segment due to higher export taxes in export market sales and higher selling costs due to higher sales.

•a $4.7 million increase in the Dairy segment due to higher exports of powder milk, coupled with higher freight costs of our milk destined to internal market from processing facilities to distribution centers of wholesalers.

Other Operating (Expense) /Income, Net

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Land Transformation	Total segment reporting
	(In thousands of $)
2020 (Unaudited)	(2,040)	459	(381)	1,169	11,419	19	2,057	12,703
2019 (Unaudited)	(6,390)	285	297	(3,491)	(353)	(384)	1,354	(8,682)

Other operating income increased from a loss of $8.7 million during the six-month period ended June 30, 2019 to a gain of $12.7 million during the same period in 2020, primarily due to:
•a $11.8 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions. The $11.4 million for the period ended June 30, 2020 is explained by the decrease in prices, which generated a positive effect in our sugar hedge positions.
•a $4.4 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.
•a $0.7 million increase in Land Transformation segment due to $1.4 million for the sale of "Alto Alegre" farm, located in Brazil, for a total consideration of $16.8 million for 6,800 hectares, during the six-month period ended June 30, 2019 compared to the sale of a plot of 812 hectares of "Abolengo" farm located in Argentina, for a total consideration of $12.1 during the six-month period ended June 30, 2020.
Partially offset by:

•a $4.7 million decrease in All Other Segments related to lower net gains from the fair value adjustment of Investment property, composed of own farms under lease agreements (i.e. beef cattle farms).

Financial Results, Net
Our financial results, net increased from a loss of $17.6 million during the six-month period ended June 30, 2019 to a loss of $161.3 million during the same period in 2020. This was mainly due to (i) a 957.3% increase in foreign exchange losses, from a loss of $12.9 million during the six-month period ended June 30, 2019 to a loss of $136.4 million during the same period in 2020, mainly explained by a higher impact on our dollar denominated debt by the 1.1% nominal appreciation of the Brazilian Real during the six-month period ended June 30, 2019 compared to a 35.9% depreciation of the Brazilian Real during the same period in 2020, coupled by an 12.6% depreciation of the Argentine Peso during the six-month period ended June 30, 2019 compared to a 17.6% depreciation during the same period 2020, partially offset by (ii) a $2.2 million loss from derivative financial instruments during the six-month period ended June 30, 2020, compared to a $0.3 million gain during the same period 2019; and (iii) a positive impact of $25.7 million regarding inflation accounting effect during the six-month period ended June 30, 2020, compared to a $42.0 million positive effect during the same period in 2019.

The following table sets forth the breakdown of financial results for the periods indicated.

	Six-month period ended June 30,
	2020 (Unaudited)	2019 (Unaudited)	% Change
	(In $ thousands)
Interest income	3,376	3,646	(7.4)%
Interest expense	(32,358)	(30,970)	4.5%
Finance Cost - Related to lease liabilities	(6,991)	(3,587)	100.0%
Foreign exchange losses, net	(136,359)	(12,897)	957.3%
Cash flow hedge – transfer from equity	(11,108)	(11,981)	(7.3)%
(Loss) / Gain from interest rate /foreign exchange rate derivative financial instruments	(2,150)	278	(873.4)%
Taxes	(2,445)	(1,820)	34.3%
Other income / (Expenses)	1,016	(2,310)	(144.0)%
Other financial results - Net gain of inflation effects on the monetary items	25,676	42,016	(38.9)%
Total Financial Results	(161,343)	(17,625)	815.4%

Income tax benefit / (expense)
Current income tax totaled a benefit of $19.8 million for six-month period ended June 30, 2020, compared to an expense of $18.2 million for the same period in 2019.
The income tax calculated at the tax rates applicable to profits in the respective countries in 2020 would represent a benefit of $29.2 million. The main adjustments to this amount are: (i) a loss adjustment of $7.9 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries; (ii) a gain of $3.3 million for the effects of the changes in the statutory income tax in Argentina, and (iii) $3.3 million gain for non-taxable income.

The income tax calculated at the tax rates applicable to profits in the respective countries in 2019 would represent a loss of $13.0 million. The main adjustments to this amount are: (i) a loss adjustment of $11.4 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries; (ii) a gain of $3.1 million for the effects of the changes in the statutory income tax in Argentina; and (iii) $5.1 million gain for non-taxable income.

(Loss)/Profit for the period
As a result of the foregoing, our net income during the six-month period ended June 30, 2020 decreased $87.5 million, from a gain of $21.0 million during the same period in 2019 to a loss of $66.5 million in 2020.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

• our ability to generate cash flows from our operations;

• the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

• our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

• our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Six-month period ended June 30, 2020 and 2019

The table below reflects our statements of Cash Flow for the six-month period ended June 30, 2020 and 2019.

	For the six-month period ended June 30,,
	2020	2019
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	290,276	273,635
Net cash generated from operating activities	68,513	78,728
Net cash used in investing activities	(81,127)	(176,018)
Net cash used from financial activities	282	(30,607)
Effect of exchange rate changes on cash and cash equivalent	(41,685)	(7,748)
Cash and cash equivalent at the end of the period	236,259	137,990

Operating Activities
Period ended June 30, 2020
Net cash generated by operating activities was 68.5 million for the six-month period ended June 30, 2020. During this period, we generated a net loss of 66.5 million that included non-cash charges relating primarily to depreciation of fixed assets and right of use asset and amortization for 79.1 million, losses from interest and other expenses, net of 34.1 million, losses from foreign exchange, net of 136.4 million and 11.1 million Cash Flow hedge transfer from Equity. All these effects were partially offset by a gain in initial recognition and changes in fair value of non-harvested biological assets unrealized for 28.3 million, a net gain of inflation effects on the monetary items for 25.7 million and an income tax benefit for 19.8 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of 43.7 million, primarily due to an increase of 64.7 million in inventories, an increase of 21.7 million in trade and other receivables and a decrease of 18.0 million in trade and other payables. All these effects were partially offset by a decrease of 56.0 million in biological assets.

Period ended June 30, 2019
Net cash generated by operating activities was 78.7 million for the six-month period ended June 30, 2019. During this period, we generated a net gain of 21.0 that included non-cash charges relating primarily to depreciation of fixed assets and right of use asset and amortization for $101.2 million, losses from interest and other expenses, net of $30.9 million, losses from foreign exchange, net of $12.9 million and $12.0 million Cash Flow hedge transfer from Equity. All these effects were partially offset by a gain in initial recognition and changes in fair value of non-harvested biological assets unrealized for $28.9 and a net gain of inflation effects on the monetary items for $42.0 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $57.7 million, primarily due to an increase of $16.6 million in trade and other receivables, an increase of $69.4 million in inventories and a decrease of $22.7 million in trade and other payables. All these effects were partially offset by a decrease of $45.9 million in biological assets.

Investing Activities

Period ended June 30, 2020

Net cash used in investing activities totaled 81.1 million in the six-month period ended June 30, 2020. Capital expenditures totaled 104.6 million, with the following amounts directed as follows: (i) 36.7 million, to the renewal and expansion of our sugarcane plantation and (ii) 62.0 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema and the second installment of our peanut processing facility. All these effects were partially offset by collections from the sale of farmland for 16.0 million and interest gains of 5.8 million.

Period ended June 30, 2019

Net cash used in investing activities totaled 176.0 million in the six-month period ended June 30, 2019. Capital expenditures totaled 186.2 million, with the following amounts directed as follows: (i) $49.7 million, to the renewal and expansion of our sugarcane plantation and (ii) $136.5 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema and the acquisition of two milk processing facilities, two brands from SanCor and one peanut processing facility, partially offset by collections from farm sales of $5.8 million and interest gains of $3.6 million.

Financing Activities

Period ended June 30, 2020

Net cash used in financing activities was 0.3 million in the period ended June 30, 2020, primarily derived from the incurrence of new long and short term borrowings for 10.1 million and 148.9 million, respectively which will be used to finance part of the capital expenditure plan. This effect was primarily offset by net payments of long and short term borrowings in the amounts of 16.2 million and 86.5 million, respectively, lease payments for 25.0 million and 29.4 million of interest paid.

In December 2019, Adecoagro Vale do Ivinhema placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing an interest of IPCA (Brazilian official inflation rate) + 3.80% per annum.

In June 2020, we entered into a $100 million loan agreement with the International Finance Corporation (IFC), member of the World Bank Group, to support our Argentine operations. The financing package includes a $17.8 million IFC Green Loan tranche, which is aligned with the Green Loan Principles of the Loan Market Association. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. As of the date of this report, no withdrawal has yet been done.

Period ended June 30, 2019

Net cash used in financing activities was 30.6 million in the period ended June 30, 2019, primarily derived from the incurrence of new long and short term borrowings for $10.1 million and $148.5 million, respectively which will be used to finance part of the capital expenditure plan. This effect was primarily offset by net payments of long and short term borrowings in the amounts of $57.4 million and $67.9 million, respectively, and $31.9 million of interest paid.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of June 30, 2020, our cash and cash equivalents amounted to 236.3 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

We believe we have sufficient liquidity to meet our current working capital requirements for next twelve months.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

• operating cash flow;

• debt financing;

• the dispositions of transformed farmland and/or subsidiaries; and

• debt or equity offerings.

We anticipate that we will use our cash:

• for other working capital purposes;

• to meet our budgeted capital expenditures;

• to make investment in new projects related to our business; and

• to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding lease liabilities and obligations under finance leases) and our exposure to fixed and variable interest rates:

	June 30, 2020	December 31, 2019
	(unaudited)
Fixed rate:
Less than 1 year	128,002	120,154
Between 1 and 2 years	53,545	46,247
Between 2 and 3 years	45,394	55,453
Between 3 and 4 years	31,226	40,725
Between 4 and 5 years	—	10,331
More than 5 years	496,787	595,550
	754,954	868,460
Variable rate:
Less than 1 year	125,419	67,924
Between 1 and 2 years	16,247	20,007
Between 2 and 3 years	6,377	7,197
Between 3 and 4 years	2,000	4,692
Between 4 and 5 years	—	—
More than 5 years	72,888	—
	222,931	99,820
	977,885	968,280

(1) The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

During 2020 and 2019 the Company was in compliance with all financial covenants.

Short-term Debt.

As of June 30, 2020, our short term debt totaled 253.4 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

We have no material Capital Expenditure Commitments as of June 30, 2020.